UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Director Resignation

Mr. Fang Xin, a member of the boards of directors of CDC Corporation (the
“Company”) and the Company’s subsidiary, China.com, Inc. (“China.com”), resigned from both such boards of directors effective as of May 5, 2009.

Mr. Fang has confirmed that his resignation was not related to any disagreement with either of the board of directors of the Company or China.com.

Exhibit  Description

1.01     Press release dated May 4, 2009
         CDC Software Corporation Intends to Offer its Class A Ordinary Shares

1.02     Press release dated May 6, 2009
         CDC Corporation to Hold First Quarter 2009 Earnings Call on May 12,
         2009 at 8:30 AM EDT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 6, 2009	By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated May 4, 2009 -- CDC Software Corporation Intends to Offer its Class A Ordinary Shares
1.02	Press release dated May 6, 2009 -- CDC Corporation to Hold First Quarter 2009 Earnings Call on May 12, 2009 at 8:30 AM EDT